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January 28, 2005

Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission

RE:      Allied Healthcare Products, Inc.
         Form 10-K/A for the fiscal year ended June 30, 2004
         Filed October 1, 2004
         Forms 10-Q for the quarter ended September 30, 2004
         File No. 000-19266

Dear Mr. Cascio,

As requested, listed below are Allied Healthcare Products, Inc.'s ("Allied" or the "Company") responses to the comments raised in your letter dated January 18, 2005 relative to the 10-K filing for the fiscal year ended June 30, 2004.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2004

CRITICAL ACCOUNTING POLICIES - PAGE 13

1. REFER TO YOUR RESPONSE TO PREVIOUS COMMENT 2. WE NOTE THAT DURING 2004 YOU RECORDED AN ADJUSTMENT TO YOUR RESERVE FOR EXCESS AND OBSOLETE INVENTORY TO REFLECT THE CURRENT REPLACEMENT COST OF INVENTORY. YOU RECORDED THIS ADJUSTMENT AS AN INCREASE TO THE RESERVE AND DECREASE TO INVENTORY, HAVING A NET ZERO IMPACT ON NET INVENTORY OR INCOME. SAB 5BB INDICATES AN IMPAIRMENT CHARGE TO INVENTORY CREATES A NEW COST BASIS FOR THAT INVENTORY AND, THEREFORE, CANNOT BE SUBSEQUENTLY REVALUED. AS SUCH, IT APPEARS AS THOUGH THIS CHARGE REPRESENTS ADDITIONAL IMPAIRMENT THAT SHOULD BE RECOGNIZED CURRENTLY IN INCOME. PLEASE CLARIFY OR PROVIDE DETAILS OF THE BASIS OF THIS ACCOUNTING METHOD.

When the Company provides an inventory reserve on a specific item, it records an impairment charge (to cost of goods sold) and a credit to the inventory valuation allowance. Due to current limitations in the accounting software and the large number of components in the Company's inventory, a direct reduction of each inventory item's costs has not been practical. Subsequently, when new cost standards are set in the accounting software, all items are updated, including those previously written down. The accounting software has not been used to selectively change standards on the non-impaired items only. As such, this write-up has been corrected through an additional increase in the valuation allowance, resulting in no balance sheet or income statement impact. In no circumstances are the impaired items ever allowed to be increased in value after an impairment charge. In accordance with SAB Topic 5BB, the Company does not increase the recorded value of these items when new standards are applied. Due to the current methods employed in the accounting software, what results is an overstatement of cost and an overstatement of the reserve. However, the net inventory value is correctly stated.

2. AS A RELATED MATTER, YOU STATE THAT WHEN OBSOLETE INVENTORY HAS BEEN SOLD FOR LESS THAN COST, THE LOSS ON THE SALE HAS BEEN CHARGED TO THE INVENTORY RESERVE. AGAIN, THIS APPEARS TO BE ADDITIONAL IMPAIRMENT IN YOUR INVENTORY THAT SHOULD BE RECOGNIZED CURRENTLY IN INCOME. PLEASE TELL US IN DETAIL THE BASIS OF YOUR ACCOUNTING TREATMENT.


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In our response to previous comment 2 we stated that when obsolete inventory has been sold for less than cost, the loss on the sale has been charged to the inventory reserve. Our previous response should be clarified. Our response to previous comment 2 relates to items for which a reserve was previously specifically established. When items with no previous reserve are sold below cost, the charge is directly to cost of sales.

EXHIBITS 31.1 AND 31.2

3. REFER TO PREVIOUS COMMENT 17. WE SEE THAT YOU FILED AN AMENDMENT ON OCTOBER 1, 2004 TO CORRECT THE TEXT OF YOUR CERTIFICATIONS. HOWEVER, THE CERTIFICATIONS INCLUDED IN THAT AMENDED FILING ARE STILL NOT IN THE PROPER FORM. THE REQUIRED CERTIFICATIONS MUST BE IN THE EXACT FORM PRESCRIBED; THE WORDING OF THE REQUIRED CERTIFICATIONS MUST NOT BE CHANGED IN ANY RESPECT. REFER TO PART II.B.4 OF RELEASE NO. 8124. ACCORDINGLY, PLEASE FILE AN AMENDMENT TO YOUR FORM 10-K THAT INCLUDES THE ENTIRE FILING TOGETHER WITH CURRENTLY DATED CERTIFICATIONS OF EACH OF YOUR CURRENT CEO AND CFO IN THE FORM CURRENTLY SET FORTH IN ITEM 601(b) (31) OF REGULATION S-K.

We have attached as an appendix to this letter a corrected form of certification which we believe complies with the revised form of S-K Item 601(b)(31) as in effect as of the date of filing the Company's Form 10-K for the year ended June 30, 2004, in order that the staff may review this form prior to the Company filing a further amendment to the 10-K. We understand that, given the compliance dates applicable to the Company, the introductory portion of paragraph 4 may be modified and that paragraph 4(b) may be omitted.

FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2004

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7.  AGREEMENT WITH ABBOTT LABORATORIES - PAGE 10

4. WE SEE THAT YOU ARE RECOGNIZING $600,000 FOR COSTS INCURRED IN CONNECTION WITH THE WITHDRAWAL OF BARALYME(R) FROM THE MARKET AS NET SALES WITH A CORRESPONDING COST OF SALES FOR THE ESTIMATED COST OF THE SUSPENDED OPERATIONS AT YOUR STUYVESANT FALLS, NEW YORK, FACILITY. YOU DISCLOSE THAT THE ESTIMATED AMOUNT OF SEVERANCE AND BENEFITS WILL TOTAL $138,000. TELL US AND DISCLOSE IN FUTURE FILINGS THE NATURE OF THE REMAINDER OF THESE COSTS. ADDITIONALLY, TELL US HOW YOU HAVE CONSIDERED WHETHER THESE ARE EXIT COSTS UNDER SFAS 146 AND THE RELATED DISCLOSURE REQUIREMENTS. IN ADDITION, CLARIFY THE BASIS FOR RECOGNIZING THE $600,000 PAYMENT IN NET SALES RATHER THAN AS A REDUCTION (REIMBURSEMENT) OF COSTS INCURRED. IS THERE ANY OBLIGATION TO REPAY ANY OF THESE AMOUNTS? MORE DETAILS SHOULD ALSO BE PROVIDED OF THE BASIS FOR RECOGNITION OF AMOUNTS OVER THE TERM OF THE AGREEMENT AND ANY ADDITIONAL OBLIGATIONS OR OTHER FACTORS THAT COULD IMPACT THIS TREATMENT.

The Company recognized the $600,000 payment from Abbott as net sales during the first quarter. The agreement required Abbott Laboratories to pay Allied $600,000 for cost incurred in connection with withdrawal of Baralyme(R) from the market, the disposal of such product, and severance payments payable as a result of such withdrawal. Using the framework set forth in EITF 99-19, two main factors indicate gross reporting is appropriate. First, the Company is the primary obligor in the arrangement. It has sole authority to determine the method of withdrawal of Baralyme(R) and discretion in such matters as employee layoffs, disposal methods, and customer communications regarding the sale of replacement products. Second, the amount the Company earns from this


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contract is not fixed. If the Company is able to execute its withdrawal plans for less than the $600,000 amount, it is under no obligation to return the savings to Abbott.

The discussion in EITF 01-14 considers the merits of gross versus net reporting for "reimbursement" type transactions. We note that the EITF concluded the factor of being the primary obligor was weighed more heavily than the fact that a reimbursement type transaction realizes minimal or no margin. The conclusion to treat these payments and expenses gross is consistent with the EITF's conclusion on this issue.

Future filings of the Company will include those disclosures required by SFAS
146. The following table summarizes those costs associated with the agreement with Abbott Laboratories to cease production of Baralyme(R). These costs were recorded as Cost of Sales during the three months ended September 30, 2004, and the three months ended December 31, 2004.

                   COST ASSOCIATED WITH WITHDRAWAL OF BARALYME


                                   INVENTORY      SEVERANCE
                                TO BE DISPOSED     PAY AND         PRODUCT
                                       OF          BENEFITS       WITHDRAWAL        TOTAL
                                --------------    ---------       ----------      ---------
PROVISION                         $ 200,000       $ 216,000       $ 184,000       $ 600,000


CASH EXPENDITURES                 ($149,677)      ($ 85,431)      ($119,798)      ($354,906)
                                  ---------       ---------       ---------       ---------

BALANCE AT                        $  50,323       $ 130,569       $  64,202       $ 245,094
SEPTEMBER 30, 2004


CASH EXPENDITURES                 ($ 66,079)      ($ 87,171)      ($128,479)      ($281,729)


PROVISION ADJUSTMENTS             $  55,756       ($  2,852)      $  75,008       $ 127,912
                                  ---------       ---------       ---------       ---------


BALANCE AT DECEMBER 31, 2004      $  40,000       $  40,546       $  10,731       $  91,277
                                  =========       =========       =========       =========


Additional provisions were made for Product Withdrawal and Disposal Cost during the three months ended December 31, 2004. These additional provisions were made to reflect more inventory being returned to Allied from customers than was originally anticipated. Our analysis indicates that this process is nearly complete.

Under the terms of the agreement with Abbott Allied has agreed that it will not, for a period of eight years, manufacture, distribute, promote, market, sell, commercialize or donate any Baralyme(R) product or similar product based upon potassium hydroxide and will not develop or license any new carbon dioxide absorbent product containing potassium hydroxide. Allied has no further obligations under this agreement which would require the Company to repay these amounts or otherwise impact this treatment. This will be disclosed in all future filings.


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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATION

5. PLEASE REVISE FUTURE FILINGS TO EXPLAIN SIGNIFICANT CHANGES IN YOUR OPERATING TRENDS. FOR EXAMPLE, YOU STATE THAT INTERNATIONAL BUSINESS WAS DOWN 17% BUT DO NOT PROVIDE AN EXPLANATION.

Allied will expand the explanations of changes in operating trends as described herein in all applicable future filings with the SEC.

ITEM 4. CONTROLS AND PROCEDURES - PAGE 16

6. IN FUTURE FILINGS, PLEASE REVISE YOUR DISCLOSURE CONCERNING CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING TO INDICATE WHETHER THERE WAS ANY CHANGE IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE FISCAL QUARTER, NOT SUBSEQUENT TO PERIOD END, THAT HAS MATERIALLY AFFECTED OR IS REASONABLY LIKELY TO MATERIALLY AFFECT YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING, AS REQUIRED BY ITEM 308 (c) OF REGULATION S-K AS AMENDED EFFECTIVE AUGUST 13, 2003.

This disclosure will properly reflect the requirements of Item 308 (c) of regulation S-K in all future filings of the company.

In accordance with the staff's request, the Company acknowledges that:

         - the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         - staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As described in the preceding comments, Allied is committed to modifying certain footnote disclosures and Certifications in future filings with the commission. If you would like to speak to me with further comments or questions, I may be reached at 314-771-2400. We appreciate the opportunity to provide these responses and clarification to the SEC.

Sincerely,


Daniel C. Dunn
Vice-President and Chief Financial Officer


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                                    Appendix

                                  EXHIBIT 31.1

                                  CERTIFICATION

I, EARL R. REFSLAND, certify that:

1. I have reviewed the annual report on Form 10-K of ALLIED HEALTHCARE PRODUCTS, INC.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) and for the registrant and have:

         a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) [omitted as not yet applicable];

         c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         d) disclosed in this report any change in registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):


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         a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:

                                          /s/ EARL R. REFSLAND
                                          --------------------
                                                  Earl. R. Refsland
                                         President & Chief Executive Officer